March 26, 2012

VIA EDGAR

Jeffrey Riedler Assistant Director United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	CytRx Corporation Preliminary Proxy Statement on Schedule 14A Filed March 21, 2012 File No. 000-15327

Dear Mr. Riedler:

By letter dated March 26, 2012, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC) provided CytRx Corporation (the “Company”) with comments on the Company’s Preliminary Proxy Statement on Schedule 14A filed on March 21, 2012.  This letter contains the Company’s response to the Staff’s comments.  The numbered response and the heading set forth below correspond to the numbered comment and heading in the Staff’s March 26, 2012 comment letter.

Proposal 2

Authorized Shares, page 34

1.
You disclose that the number of authorized shares of common stock that are not issued or outstanding will increase as a result of the proposed reverse stock split. Please disclose whether you currently have, or do not have, any plans with respect to the increased number of authorized unissued shares of common stock that will result upon the realization of the proposed reverse stock split. If such plans exist, please disclose all material information.

COMPANY RESPONSE

The Company has no present plan, agreement or understanding to issue any of its authorized but unissued shares of common stock or preferred stocks, and will include in its definitive proxy statement, on Page 34 at the end of the paragraph titled "Authorized Shares," the following additional disclosure relating to the proposed reverse stock split:

“We have no present plan, agreement or understanding to issue any of our authorized but unissued shares of common stock or preferred stock if the reverse stock split is effected.”

Apart from the foregoing response to the Staff’s comments, the Company acknowledges that;

•	The Company is responsible for the accuracy and adequacy of the disclosures contained in the Schedule 14A;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this response letter to the undersigned at 310-826-5648, Ext. 312.

Very truly yours,

/s/ Benjamin S. Levin

Benjamin S. Levin